SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 19, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

January 19, 2010

Ivanhoe Mines marks five years on New York Stock Exchange
by ringing opening bell to launch trading today
NEW YORK, NY — Ivanhoe Mines Ltd. marked five successful years of trading on the New York Stock Exchange (NYSE) today when Executive Chairman Robert Friedland rang the opening bell in a traditional ceremony signalling the start of daily trading.
Mr. Friedland was joined on the bell podium by guests and executives who included Sangajav Bayartsogt, Mongolia’s Minister of Finance; Andrew Harding, Chief Executive of Copper for Rio Tinto; Lawrence Leibowitz, Group Executive Vice President of NYSE Euronext; John Macken, CEO and President of Ivanhoe Mines; Peter Meredith, Deputy Chairman of Ivanhoe Mines; and former Massachusetts Governor Bill Weld, a Senior Adviser to Ivanhoe Mines.
Mr. Friedland said that during the past five years Ivanhoe Mines has emerged as a significant developer of mineral projects in the Asia Pacific region.
“Ivanhoe and its strategic partner, Rio Tinto, are building one of the world’s largest copper-gold mines at Oyu Tolgoi, in Mongolia, and have signed a landmark Investment Agreement with the Mongolian Government. SouthGobi Energy Resources, a subsidiary, is exporting high-quality coal to China from its first mine in Mongolia and another subsidiary, Ivanhoe Australia, has discovered the world’s highest-grade direct source of rhenium and molybdenum.”
Mr. Friedland said investors have gained a broader appreciation of opportunities in Asia in recent years. “North American capital markets have played an essential role in financing the exploration and development of our projects in Mongolia. Now Mongolia has embarked on a new era of economic and social growth, based on investment in the development of Mongolia’s natural resources that hold the promise of unprecedented benefits for present and future generations.”
Ivanhoe Mines’ shares began trading on the NYSE on January 18, 2005. (A photograph of today’s anniversary ceremony is on the company’s website: www.ivanhoemines.com)
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: January 19, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary